Exhibit 15.3

THIRD PARTY REPORT ON RESERVES

By GLJ Petroleum Consultants Ltd.(“GLJ”) - (Independent Qualified Reserves Evaluator)

This report is provided to satisfy the requirements contained in Item 1202(a)(8) of U.S. Securities and Exchange Commission (“SEC”) Regulation S-K (“Regulation S-K”).

The numbering of items below corresponds to the requirements set out in Item 1202(a)(8) of Regulation S-K. Terms to which a meaning is ascribed in Regulation S-K and U.S. Securities and Exchange Commission Regulation S-X have the same meaning in this report.

i.	We have prepared an independent evaluation of the oil and gas reserves of MFC Industrial Ltd. (the “Company”) for the management and the board of directors of the Company. The primary purpose of our evaluation report was to provide estimates of reserves information in support of the Company’s year-end reserves reporting requirements under Regulation S-K and for other internal business and financial needs of the Company.
ii.	We have evaluated certain reserves of the Company as at December 31, 2014. The completion date of our report is February 24, 2015.
iii.	The following table sets forth the geographic area covered by our report, net proved reserves and net probable reserves estimated using constant prices and costs, and the proportion of the total company that we have evaluated.
	Company Net Reserves
Canada (Western Canada)	Crude Oil Mbbl	Natural Gas MMcf	Natural Gas Liquids Mbbl	Oil Equivalent Mbbl	Proportion of Oil Equivalent Reserves
Proved Reserves
Developed producing	607	110,285	1,586	20,574
Developed non-producing	0	4,795	22	821
Undeveloped	243	33,855	818	6,704
Total Proved	850	148,935	2,426	28,099	100%
Probable Reserves
Developed	161	32,427	522	6,088
Undeveloped	297	56,643	1,143	10,880
Total Probable	458	89,070	1,665	16,968	100%
iv.	As required under Regulation S-K, reserves are those quantities of oil and gas that are estimated to be economically producible under existing economic conditions. As specified, in determining economic production, constant product reference prices have been based on a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the effective date of our report. The following table summarizes the average benchmark prices and the average realized prices. The following table summarizes the average benchmark prices and the average realized prices.

Twelve Month Average Benchmark Prices

Bank of Canada Average Noon Exchange Rate ($US/$C)	0.9099
NYMEX WTI ($US/bbl)	95.28
Light, Sweet Crude Oil at Edmonton ($C/bbl)	94.74
Bow River Crude Oil at Hardisty ($C/bbl)	82.69
Henry Hub NYMEX ($US/MMbtu)	4.35
AECO/NIT Spot ($C/MMbtu)	4.58
Edmonton Propane ($C/bbl)	48.89
Edmonton Butane ($C/bbl)	70.49

Average Realized Prices

Light/Medium Oil ($C/bbl)	93.54
Heavy Oil ($C/bbl)	80.66
Natural Gas ($/MMbtu)	4.32
Natural Gas Liquids ($C/bbl)	58.84
v.	In our economic analysis, operating and capital costs are those costs estimated as applicable at the effective date of our report, with no future escalation. Where deemed appropriate, the capital costs and revised operating costs associated with the implementation of committed projects designed to modify specific field operations in the future may be included in economic projections.
vi.	Our report has been prepared assuming the continuation of existing regulatory and fiscal conditions subject to the guidance in the Canadian Oil and Gas Evaluation Handbook and SEC regulations. Notwithstanding that the Company currently has regulatory approval to produce the reserves identified in our report, there is no assurance that changes in regulation will not occur; such changes, which cannot reliably be predicted, could impact the Company’s ability to recover the estimated reserves.
vii.	Oil and gas reserves estimates have an inherent degree of associated uncertainty the degree of which is affected by many factors. Reserves estimates will vary due to the limited and imprecise nature of data upon which the estimates of reserves are predicated. Moreover, the methods and data used in estimating reserves are often necessarily indirect or analogical in character rather than direct or deductive. Furthermore, the persons involved in the preparation of reserves estimates and associated information are required, in applying geosciences, petroleum engineering and evaluation principles, to make numerous unbiased judgments based upon their educational background, professional training, and professional experience. The extent and significance of the judgments to be made are, in themselves, sufficient to render reserves estimates inherently imprecise. Reserves estimates may change substantially as additional data becomes available and as economic conditions impacting oil and gas prices and costs change. Reserves estimates will also change over time due to other factors such as knowledge and technology, fiscal and economic conditions, contractual, statutory and regulatory provisions.
viii.	To estimate the economically recoverable crude oil, natural gas and natural gas products reserves and related future net cash flows, we consider many factors and make assumptions including:
•	expected reservoir characteristics based on geological, geophysical and engineering assessments;
•	future production rates based on historical performance and expected future operating and investment activities;

•	future products prices adjusted for quality and transportation differentials based on historical data;
•	future operating costs based on historical data;
•	assumed effects of regulation by governmental agencies; and
•	future development capital costs.

Our estimates are prepared using standard geological and engineering methods generally accepted by the petroleum industry, and the reserves definitions and standards required by the SEC. The methods we used for estimating reserves were volumetric calculations, material balance techniques, production and pressure decline curve analysis, analogy with similar reservoirs, and reservoir simulation. The method or combination of methods used is based on our professional judgment and experience. Estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs change. The assumptions, data, method, and procedures that GLJ has used for the preparation of our report are appropriate for the purposes served by the report.

ix.	In our opinion, the reserves information evaluated by us have, in all material respects, been determined in accordance with all appropriate industry standards, methods and procedures applicable for the filing of reserves information under Regulation S-K.
x.	A summary of the Company reserves evaluated by us is provided in item iii.
xi.	Myron J. Hladyshevsky, P. Eng. was the technical person primarily responsible for overseeing the preparation of the Company’s reserves estimates. His certification of qualification has been attached as an Appendix to this report.

GLJ Petroleum Consultants Ltd.
Calgary, Alberta, Canada
March 25, 2015

Myron J. Hladyshevsky, P. Eng.
Vice President

CERTIFICATION OF QUALIFICATION

I, Myron J. Hladyshevsky, Professional Engineer, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1.	That I am an employee of GLJ Petroleum Consultants Ltd., which company did prepare a detailed analysis of Canadian oil and gas properties of MFC Industrial Ltd. (the “Company”). The effective date of this evaluation is December 31, 2014.
2.	That I do not have, nor do I expect to receive any direct or indirect interest in the securities of the Company or its affiliated companies.
3.	That I attended the University of Calgary and graduated with a Bachelor of Science Degree in Chemical Engineering in 1979; that I am a Registered Professional Engineer in the Province of Alberta; and, that I have in excess of thirty-five years experience in engineering evaluations of oil and gas fields.
4.	That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from public information and records, the files of the Company, and the appropriate provincial regulatory authorities.